                                                                  Exhibit 99(18)

Supreme Court of the State of New York           Index No. 03-115368
County of NEW YORK                               Date purchased AUGUST 28, 2003
----------------------------------------------

BETTY GUY, ON BEHALF OF HERSELF AND ALL OTHERS   Plaintiff(s) designate(s)
SIMILARLY SITUATED,                              NEW YORK
                                                 County as the place of trial.

                                                 The basis of the venue is
                                                 DEFENDANTS CONDUCT BUSINESS
                                 Plaintiff(s)    IN NEW YORK COUNTY
                 against                               SUMMONS

WILTEL COMMUNICATIONS GROUP, INC., JEFF K.
STOREY, IAN M. CUMMING, ALAN J. HIRSCHFIELD,
JEFFREY C. KEIL, JOSEPH S. STEINBERG, J.
PATRICK COLLINS, WILLIAM H. CUNNINGHAM,
MICHAEL DIAMENT, MICHAEL P. RESSNER, AND         Plaintiff(s) reside(s) at
LEUCADIA NATIONAL CORP.,                         c/o STULL STULL & BRODY
                                                 6 E. 45TH ST., NEW YORK, NEW YORK
                                 Defendant(s)    County of
----------------------------------------------   NEW YORK

To the above named Defendant(s)

          You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within TWENTY (20) days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer judgment will be taken against you by default for the relief demanded in the complaint.

                                      FILED
                                   AUG 28 2003
                                    NEW YORK
                              COUNTY CLERK'S OFFICE

Dated, AUGUST 27, 2003                             Attorney(s) for Plaintiff
                                                      STULL STULL & BRODY
Defendant's address:                            Office and Post Office Address
                                                   6 E. 45TH ST., SUITE 500
                                                      NEW YORK, NY 10017

       SEE ATTACHED RIDER A FOR A COMPLETE
       LISTING OF ALL DEFENDANTS' ADDRESSES.

Notice: The nature of this action is

       CLASS ACTION ALLEGING BREACH OF
       FIDUCIARY DUTY

The relief sought is

Upon your failure to appear, judgment will be taken against you by default for the sum of $ ____ with interest from _______________ 19______ and the costs of this action.

                                     RIDER A

DEFENDANTS: WILTEL COMMUNICATIONS GROUP, INC., JEFF K. STOREY, IAN M. CUMMING,
            ALAN J. HIRSCHFIELD, JEFFREY C. KEIL, JOSEPH S. STEINBERG,
            J. PATRICK COLLINS, WILLIAM H. CUNNINGHAM, MICHAEL DIAMENT, MICHAEL P. RESSNER.

            c/o WILTEL COMMUNICATIONS GROUP, INC.
            ONE TECHNOLOGY CENTER
            TULSA, OK 74103

            LEUCADIA NATIONAL CORPORATION.

            315 PARK AVENUE SOUTH
            NEW YORK, NY 10010

SUPREME COURT OF THE STATE OF NEW YORK
FOR THE COUNTY OF NEW YORK

--------------------------------------------- X
BETTY GUY, on Behalf of Herself and           )   Index No.
All Others Similarly Situated,                )
                                              )   COMPLAINT FOR:
                          Plaintiff           )
                                              )   BREACH OF FIDUCIARY DUTY AND
                      v.                      )   SELF-DEALING
                                              )
WILTEL COMMUNICATIONS GROUP,                  )
INC., JEFF K. STOREY, IAN M.                  )   DEMAND FOR JURY TRIAL
CUMMING, ALAN J. HIRSCHFIELD,                 )
JEFFREY C. KEIL, JOSEPH S.                    )
STEINBERG, J. PATRICK COLLINS,                )
WILLIAM H. CUNNINGHAM,                        )
MICHAEL DIAMENT, MICHAEL P.                   )
RESSNER, and LEUCADIA NATIONAL                )               FILED
CORP., Inclusive,                             )           AUG 28 2003
                                              )             NEW YORK
                         Defendants,          )       COUNTY CLERK'S OFFICE
--------------------------------------------- X

     Plaintiff Betty Guy, by her undersigned attorneys, for her complaint against Defendants, alleges upon knowledge as to herself and her own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission and publicly available news sources, as to all other matters, as follows:

                              NATURE OF THE ACTION

     1. This is a stockholders' class action on behalf of the public stockholders of WilTel Communications Group Inc. ("WilTel" or the "Company") against WilTel, its directors and its controlling shareholder, Leucadia National Corp. ("Leucadia").

     2. On August 12, 2003, WilTel and Leucadia announced that they had agreed to a merger whereby Leucadia's would purchase all outstanding shares of WilTel that it does not already own. On August 21, 2003, Wiltel and Leucadia announced that a merger agreement had been signed (the "Merger Agreement").

     3. The Merger Agreement states that only a simple majority of Wiltel shareholders need to tender their shares in favor of the merger for the merger to be effective. The Merger Agreement simply ignores the fact that the merger is prohibited under a prior existing Shareholders Agreement.

     4. Leucadia is a New York based investment company. Leucadia currently owns 47% of the outstanding shares of WilTel, making it the controlling shareholder of WilTel.

     5. WilTel, previously known as Williams Communications Group Inc. ("WCG") was spun off by energy firm Williams Companies Inc. in 2001. WilTel emerged from bankruptcy in October 2002 with the help of a Leucadia investment.

                                     PARTIES

     6. Plaintiff Betty Guy is a stockholder of WilTel.

     7. Defendant WilTel delivers voice, data, video and Internet Protocol services to telecommunications carriers, Internet service providers and media and entertainment companies. Defendant WilTel is a Nevada corporation.

     8. Defendant Jeff K. Storey is, and at all times herein relevant has been, Chief Executive Officer of the Company and a Director of the Company.

     9. Defendant Ian M. Cumming is, and at all times herein relevant has been, a Director of the Company. Defendant Cumming is one of the four members of WilTel's board of directors designated to the board by defendant Leucadia pursuant to the Stockholders Agreement dated October 15, 2002.

     10. Defendant Alan J. Hirschfield is, and at all times herein relevant has been, a Director of the Company. Defendant Hirschfield is one of the four members of WilTel's board of directors designated to the board by defendant Leucadia pursuant to the Stockholders Agreement dated October 15, 2002.

     11. Defendant Jeffrey C. Keil is, and at all times herein relevant has been, a Director of the Company. Defendant Keil is one of the four members of WilTel's board of directors designated to the board by defendant Leucadia pursuant to the Stockholders Agreement dated October 15, 2002.

     12. Defendant Joseph S. Steinberg is, and at all times herein relevant has been, a Director of the Company. Defendant Steinberg is one of the four members of WilTel's board of directors designated to the board by defendant Leucadia pursuant to the Stockholders Agreement dated October 15, 2002.

     13. Defendant J. Patrick Collins is, and at all times herein relevant has been, a Director of the Company. Defendant Collins is one of the four members of WilTel's board of directors designated to the board by the Official Committee of Unsecured Creditors of WCG.

     14. Defendant William H. Cunningham is, and at all times herein relevant has been, a Director of the Company. Defendant Cunningham is one of the four members of WilTel's board of directors designated to the board by the Official Committee of Unsecured Creditors of WCG.

     15. Defendant Michael Diament is, and at all times herein relevant has been, a Director of the Company. Defendant Diament is one of the four members of WilTel's board of directors designated to the board by the Official Committee of Unsecured Creditors of WCG.

     16. Defendant Michael P. Ressner is, and at all times herein relevant has been, a Director of the Company. Defendant Ressner is one of the four members of WilTel's board of directors designated to the board by the Official Committee of Unsecured Creditors of WCG.

     17. Defendant Leucadia is a New York investment company, formerly known as Talcott National Corp. Defendant Leucadia owns approximately 47% of the outstanding shares of WilTel's common stock. Leucadia is incorporated and headquartered in New York.

     18. The defendants named in [p] [p] 8-16 are sometimes collectively referred to herein as the "Individual Defendants."

     19. The Individual Defendants as officers and/or directors of WilTel have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of WilTel and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor. Defendants WilTel and Leucadia have aided and abetted the

Individual Defendants in their breaches of fiduciary duties.

     20. By virtue of their positions as directors and/or officers of WilTel, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause WilTel to engage in the practices complained of herein.

     21. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as a director of WilTel, and the liability of each arises from the fact that each engaged in and/or aided and abetted all or part of the unlawful acts, plans or transactions complained of herein.

                             JURISDICTION AND VENUE

     22. This Court has jurisdiction of this litigation. Leucadia is incorporated and headquartered in New York.

     23. Additionally all of the parties to the Shareholders Agreement have agreed to submit themselves to jurisdiction of the Supreme Court of the State of New York located in New York, New York in any suit, action or proceeding arising out of or relating to the Agreement.

                            CLASS ACTION ALLEGATIONS

     24. Plaintiff brings this action individually on her own behalf and as a Class action pursuant to CPLR 901 et seq. on behalf of all stockholders of WilTel (except Defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein (the "Class").

     25. This action is properly maintained as a Class action.

     26. The Class is so numerous that joinder of all members is impracticable. As of

April 30, 2003, there were approximately 50 million shares of WilTel common stock outstanding. The disposition of their claims in a Class action will be of benefit to the parties and the Court. The record holders of WilTel's common stock can be easily determined from the stock transfer journals maintained by WilTel or its agents.

     27. Plaintiff's claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of Defendants' breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

     28. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

          a. the Defendants have and are breaching their fiduciary duties owed to the stockholders of WilTel;

          b. the Defendants have and are breaching their contractual obligations under the Stockholders Agreement;

          c. the Defendants have failed to disclose all material facts relating to the Transaction, including the potential and expected positive future financial benefits which they expect to derive;

          d. the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

     29. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.

     30. For the reasons detailed above, this action is properly maintainable as a class action.

                               FACTUAL BACKGROUND

     31. On October 16, 2002, WCG announced that it had has completed its financial restructuring and emerged from Chapter 11 proceedings as WilTel.

     32. Under the Plan of Reorganization, as approved by the United States Bankruptcy Court for the Southern District of New York on September 30, 2002, the Company emerged with a new $375 million credit facility and no other substantial debt obligations other than those related to its headquarters building. More importantly, existing shares of WCG were canceled, and the Company issued the outstanding 50 million WilTel shares.

     33. As part of the restructuring, Leucadia invested $150 million in the Company and purchased the claims of The Williams Companies for $180 million.

     34. Common shares of WilTel trade on Nasdaq National Market under the ticker symbol "WTEL." The first shares were publicly traded on November 26, 2002.

                       DEFENDANTS BREACH OF FIDUCIARY DUTY

     35. On May 15, 2003, Leucadia announced the Proposed Transaction, wherein Leucadia would acquire the approximately 53% of WilTel shares outstanding which Leucadia does not own.

     36. According to the letter sent to WilTel's board of directors and filed with the Securities and Exchange Commission ("SEC") on May 15, 2003, the Proposed Transaction is a Permitted Investor Tender Offer negotiated as part of the 2002 Stockholders Agreement between WilTel and Leucadia. Leucadia will commence the Proposed Transaction as a registered exchange offer. The Proposed Transaction will have a non-waivable condition that the holders of at least a majority of the shares that are not beneficially owned by Leucadia have tendered and not withdrawn their shares. If Leucadia is able to acquire 90% or more of the outstanding WilTel shares, Leucadia intends to effect a back-end merger at the same terms as offered in the Proposed Transaction.

     37. However, under the Stockholder Agreement, no Permitted Investor Tender Offer can be made after the end of the Initial Standstill Period, which ends on October 15, 2003. Therefore, the Proposed Transaction is prohibited under the terms of the Stockholders Agreement.

     38. Additionally, the Proposed Transaction is also prohibited under Wiltel's own Articles of Incorporation, which require a vote of 75% of the outstanding shares to change. No change to Wiltel's Articles of Incorporation has been proposed as of the date of filing of this complaint.

     39. The Proposed Transaction was withdrawn on July 29, 2003.

     40. On August 7, 2003 Leucadia announced that it had modified the terms of the Proposed Transaction, giving WilTel's board a choice of two different sets of terms for the Proposed Transaction. The choice was to expire at Noon on August 12, 2003.

     41. After Noon on August 12, 2003, Leucadia and WilTel announce that they had agreed to terms for a merger. Leucadia and WilTel stated that they intend to enter into a merger agreement that provides for a first-step exchange offer pursuant to which tendering WilTel stockholders will receive 0.4242 of a Leucadia common share for each share of WilTel common stock to be followed by a back-end merger for the same consideration as offered in the exchange offer. At this exchange ratio, if all of the publicly held WilTel shares are acquired by Leucadia, the former public stockholders of WilTel would own approximately 15.8% of Leucadia. In addition, in the exchange offer and merger WilTel stockholders will receive contingent stock rights which entitle WilTel stockholders to additional Leucadia common shares if Leucadia sells substantially all of WilTel's assets prior to October 15, 2004 (which Leucadia has no plans to do) and the net proceeds exceed the price paid pursuant to this transaction.

     42. On August 21, 2003, Wiltel and Leucadia announced board approval and the execution of an Agreement and Plan of Merger providing for the merger of a subsidiary of Leucadia into WilTel, with WilTel as the surviving corporation.

     43. By reason of the Individual Defendants' positions with WilTel and Leucadia, the Individual Defendants are in possession of non-public information concerning the financial conditions and prospects of both companies and are duty-bound to maximize the shareholder value of the minority shareholders. The Individual Defendants have clear and material conflicts of interest and their primary reason for effecting the buyout is to better the interests of Leucadia and/or themselves at the expense of WilTel's public shareholders.

     44. Each of the Board members identified herein have irremediable conflicts of interest and cannot be expected to act in the best interest of WilTel's minority public stockholders in connection with this proposed buyout.

     45. The purpose of the Proposed Transaction is to enable Leucadia to gain control of the approximate 53% of its shares owned by the Class, and avoid having the shares fall in the possession of hostile parties.

     46. Defendants, and each of them, have aided and abetted Leucadia in its breach of fiduciary duty by, inter alia:

          a. using confidential proprietary corporate information to analyze and prepare Leucadia's takeover plan;

          b. attempting to acquire the Company for less than fair value;

          c. planning the Proposed Transaction to take advantage of the lack of full disclosure of all material facts to the Company's shareholders; and

          d. attempting to lock-out other potential bidders by timing and structuring the transaction in a manner to make other bids more difficult and unlikely to occur.

     47. The proposed buyout is wrongful, unfair and harmful to WilTel's minority public stockholders, and represents an effort by the defendants to aggrandize their own financial positions and interests at the expense of and to the detriment of class members. The buyout is an attempt to deny plaintiff and the other members of the Class the true value of WilTel's valuable assets and future growth in profits and earnings, while usurping the same for the benefit of Leucadia and its shareholders.

     48. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of WilTel's assets and business and will be prevented from obtaining the real value of their equity investment in WilTel.

     49. There is a well-defined community of interest in the questions of law and fact involved affecting the parties to be represented. Questions of fact common to the class include, inter alia, whether the Individual Defendants and Leucadia breached or are breaching or threatening to breach their fiduciary duties by:

          a. allowing Leucadia to use confidential proprietary information belonging to the Company to analyze, prepare and consummate Leucadia's plan to takeover the Company;

          b. attempting to takeover the Company for less than fair value;

          c. failing to encourage or permit competing bids from other bidders operating with the same advantages as Leucadia, including, but not limited to the same access to confidential corporate information for the purposed of the analysis and preparation of competing bids;

          d. failing to make full disclosure of all material facts to the Company's shareholders regarding the plans for the acquisition transaction; and

          e. failing to take other steps to ensure the highest possible price is obtained, without showing favor to Leucadia.

     50. Defendant Leucadia has utilized confidential proprietary corporate information to analyze and prepare its acquisition plan, which information is not and has not been available to any other potential persons who may be interested in acquiring the Company or its assets. In addition, Leucadia has used its insider position and control of the Company to discourage attempts to acquire, merge or take over WilTel by other business entities willing to pay a higher price or offer more favorable terms to the shareholders.

     51. Having positioned the Company and its stock price in the manner set forth above, defendant Leucadia stands to realize millions of dollars of value which actually belong to the public shareholders of the Company by acquiring control of the Company at an artificially low price, without a full and fair auction of the Company.

     52. In light of the foregoing, plaintiff demands that the Individual Defendants and Leucadia, as their fiduciary obligations require, immediately:

               (1) Undertake an independent evaluation of WilTel's worth as an acquisition candidate.

               (2) Undertake an independent evaluation of WilTe1's worth as an investment candidate.

               (3) Retain independent advisors and appoint a truly independent committee so that the interests of WilTel's minority public stockholders will be protected and the Leucadia offer will be considered and negotiated in the interest of WilTel's public stockholders.

               (4) Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of WilTel's public stockholders.

               (5) If an acquisition transaction is to go forward, require that it be approved by a majority of WilTel's minority stockholders.

     53. As a result of the defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive the fair value of WilTel's assets and business, and have been and will be prevented from obtaining a fair price for their minority interest.

     54. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     55. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for WilTel's assets and business and will be prevented from obtaining the real value of their equity ownership in WilTel. Unless the proposed acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the acquisition terms, and will not supply to WilTel's minority stockholders sufficient information to enable them to cast informed votes on the proposed acquisition and may consummate the proposed acquisition, all to the irreparable harm of the members of the Class.

     56. Plaintiff and the other members of the Class have no adequate remedy at law.

                                   PRAYER FOR RELIEF

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     1. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     2. Declaring that defendants have breached and/or are aiding and abetting breaches of fiduciary and other duties to plaintiff and the other members of the Class;

     3. Entering an order requiring defendants to take the steps set forth herein;

     4. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

     5. In the event the squeeze out is consummated, rescinding it and setting it aside;

     6. Awarding compensatory damages against defendants, individually and severally, as the facts may justify, in an amount to be determined at trial, together with prejudgment interest thereon at the maximum rate allowed by law from date of judicial demand until paid;

     7. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

     8. Granting such other and further relief as the Court may deem just and proper.

                                   JURY DEMAND

     Plaintiff demands a trial by jury.

Dated: August 27, 2003

                                              STULL, STULL & BRODY


                                              /s/ Jules Brody
                                              ----------------------------------
                                              Jules Brody (JB 9151)
                                              STULL, STULL & BRODY
                                              6 East 45th Street
                                              New York, NY 10017
                                              (212) 687-7230

                                              STULL, STULL & BRODY
                                              Michael D. Braun (MB 2624)
                                              Timothy J. Burke
                                              10940 Wilshire Boulevard
                                              Suite 2300-
                                              Los Angeles, CA 90024
                                              (310) 209-2468

                                              Counsel for Plaintiffs